Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 23, 2022

Creating America’s Most Competitive Ultra-Low Fare Airline May 23, 2022

Disclaimer 1 Additional Information About the JetBlue Tender Offer Spirit has filed a solicitation/recommendation statement with respect to the tender offer with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC by Spirit on Spirit’s Investor Relations website at https://ir.spirit.com. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier's Investor Relations website at https://ir.flyfrontier.com and on Spirit's Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022. Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, JetBlue, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s, Spirit’s and JetBlue’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s, Spirit’s and JetBlue’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, JetBlue or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Frontier Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; the outcome of any discussions between JetBlue and Spirit with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, the companies’ expectation as to the likelihood of receipt of antitrust approvals; JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction; the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s, Spirit’s and JetBlue’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Rejected Proposal from JetBlue Is Illusory and Inferior

2

The Facts On JetBlue's Inferior Offer

- ✕ JetBlue's regulatory case is weak and defies common sense – the JetBlue "offer" is illusory as it is not reasonably capable of being consummated
- ✕ JetBlue's cash offer is highly opportunistic when Spirit's stock is near all-time lows, and it excludes Spirit shareholders from participating in the upside of airline industry recovery and synergies
- ✕ We believe JetBlue's real motivation is to break up the Spirit / Frontier merger and prevent the creation of a stronger combined competitor
- ✕ JetBlue's shareholders are telling JetBlue to STOP NOW and fix its own problems
- ✕ JetBlue has made numerous false claims about Spirit and the superior Frontier merger
- ✓ Spirit's Board undertook a thorough, deliberate review of JetBlue's offer and made a well-informed, unanimous decision

JetBlue’s Unrealistic Regulatory Analysis Results in an Illusory Offer

3

Is JetBlue Purposefully Downplaying the Substantial Regulatory Risk?

JetBlue's Claim	Reality
"Combined Spirit / Frontier and JetBlue / Frontier will be approximately the same size"	✓ Not about size, but about type of carrier – **JetBlue is a high-fare carrier** ✓ **JetBlue acquisition removes the largest low-fare competitor,** affecting millions of consumers across the U.S.
"The NEA is limited and pro-competitive"	✓ If the NEA is so pro-competitive, **why is DOJ suing to block it?** ✓ The NEA is not "limited"… it is a **de facto merger between JetBlue and American Airlines** (the largest airline in the world) in the Northeast and will have a major effect in the most lucrative air travel region in the U.S. and **will harm air travelers across the country by significantly diminishing JetBlue's incentive to compete with American**
"JetBlue has solved Spirit's NEA concerns by offering to divest all of Spirit's assets in NYC and Boston"	✓ JetBlue is **expressly reserving the right to refuse any other divestiture commitments** that would materially and adversely affect the NEA ✓ If JetBlue believes that divestitures in NYC and Boston are sufficient, why would it need to explicitly carve out any other divestitures in any other markets that would materially and adversely affect the NEA?

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

4

The NEA, JetBlue's "First Prize," Is Already Opposed on Grounds it Is Anticompetitive

Breaking Down the NEA

	The Short	The Long
What is it?	**Anticompetitive, De Facto Merger**	• We believe the NEA is an anticompetitive alliance between JetBlue and American Airlines, the largest airline in the world ***"de facto merger between American and JetBlue [with] impact on consumers [that] extends far beyond Massachusetts and New York."*** **- DOJ**
Has it been approved by antitrust regulators?	**No**	• The DOJ is currently in active litigation to block the NEA on grounds that it is anticompetitive ***"The Northeast Alliance will cause hundreds of millions of dollars of harm to air passengers"*** **– DOJ**
What is Spirit's view?	**Should be blocked**	• Spirit agrees with the DOJ that the Northeast Alliance is anticompetitive and should be blocked • Spirit is a potential witness for the DOJ in its suit and an outspoken critic of the alliance • Numerous other airlines, air travel organizations and policy non-profits have also expressed strong opposition
How could DOJ approve a Spirit acquisition while litigating against the NEA or if the NEA is allowed to remain in place?	**We have no idea!**	• Spirit believes a combination of JetBlue and Spirit would make the NEA even more anticompetitive than it is already

We asked JetBlue to abandon the NEA if required to obtain approval for an acquisition of Spirit and it has refused to do so…it stretches credulity to believe a JetBlue acquisition would be approved while DOJ is suing to block the NEA or if the NEA is allowed to remain in place

Source: DOJ Complaint and Press Release.

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

5

The NEA Is Not "Limited" and "Pro-Competitive" as JetBlue Asserts

JetBlue & American Will Control Most Capacity from the Northeast[1][2][3]...

(2019 Northeast[2] Domestic Market Share)


~2x Delta share and equal to Delta + United's combined share
15%
37%
19%
17%
jetBlue
jetBlue

...Which Is the Most Lucrative Market in the U.S...

(2019 SLA PRASM)


Highest unit revenues in the U.S.
12.1¢
11.8¢
11.3¢
11.1¢
10.4¢
Northeast[2]
Midwest
Southwest
West
Southeast

...JetBlue's Most Important Market To / From the Northeast Is Florida

(Based on 2019 Domestic ASMs)


46% of Spirit's domestic capacity[1] touches Florida
30% of JetBlue's domestic capacity[1] is between Northeast[2] and Florida
30%
46%
jetBlue
spirit

The NEA's impact goes well beyond the Northeast and that is why JetBlue has refused to undertake any divestitures that would materially and adversely affect the NEA

Source: Diio, DOT T-100.

1. Based on 2019 domestic ASMs.
2. Northeast region includes Connecticut, Delaware, District of Columbia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.
3. Represents share of 2019 ASMs originating in Northeast region to all domestic locations.

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

6

Spirit Shareholders Lose in All NEA Litigation Scenarios


Potential Litigation Outcomes
Will JetBlue win the NEA litigation?
Yes
No
NEA Allowed
Further limits ability for JetBlue to engage in M&A
Still a high-fare airline trying to buy a low-fare airline and raise fares
NEA Blocked
JetBlue and / or American likely appeals which can take a year or longer to resolve
Still a high-fare airline trying to buy a low-fare airline and raise fares
Inability to consummate a transaction with Spirit

- We consider **JetBlue's simplistic view** on litigation outcomes to be severely flawed, inaccurate and misleading
- If JetBlue wins or settles the NEA litigation, the **DOJ will be even more determined to stop a JetBlue acquisition of Spirit** as JetBlue will have just completed a de facto merger with American Airlines (the largest airline in the world) – this is not a reasonable risk for Spirit's shareholders to bear
- If JetBlue loses the NEA litigation, **JetBlue (and / or American) would likely appeal in a last-ditch effort to save the anticompetitive alliance that it has implied is more important than an acquisition of Spirit – that process could take well over a year to resolve**
- Neither outcome changes the fact that **JetBlue is a high-fare airline trying to buy a low-fare airline** and raise fares
- **In all cases, Spirit shareholders lose** with JetBlue's proposal as it is not reasonably capable of being consummated

The anticompetitive NEA should be blocked and Spirit cannot commit to a deal that leaves its shareholders on the sidelines while JetBlue engages in a litigation marathon with DOJ

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

7

At Its Core, The JetBlue Proposal Represents a High-Fare Carrier Trying to Buy a Low-Fare Carrier

2019 Passenger Yield(1)


(cents)
10.1¢
10.7¢
14.5¢
FRONTIER AIRLINES
spirit
jetBlue

2019 Average Fare(2)


($)
$53
$55
$182
FRONTIER AIRLINES
spirit
jetBlue

JetBlue has stated it will reduce capacity and raise fares on Spirit routes…how will regulators approve that transaction?

Source: Company filings.

1. 2019 Passenger Revenue / Revenue Passenger Miles.
2. Spirit and Frontier based on 2019 Fare Revenue Per Passenger and JetBlue based on disclosed 2019 Average Fare.

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

8

Shareholders Should Think About the Conversation with Regulators

A JetBlue Acquisition of Spirit Will Have Lasting Negative Impacts on Consumers

- × Raises Spirit's ticket prices
- × Removes ~50% of the ULCC capacity in the U.S.
- × Merges Spirit with a de facto combined JetBlue and American Airlines in the Northeast
- × Represents a second major transaction for JetBlue while DOJ is in litigation to block the NEA transaction

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

9 Source: FactSet. 1. Market data as of May 20, 2022. Data presented from April 5, 2022 to April 29, 2022 ($33 per share offer) and from May 16, 2022 to May 20, 2022 ($30 per share offer). The Market Doesn’t Believe JetBlue's Offer Either Spirit Share Price & Spread to JetBlue Offer Since April 5, 2022(1) $15 $20 $25 $30 $35 $40 4/5/2022 4/9/2022 4/13/2022 4/17/2022 4/21/2022 4/25/2022 4/29/2022 5/3/2022 Spread JetBlue Offer Spirit Share Price 5/20/2022 37% Current Discount JetBlue’s Unrealistic Regulatory Analysis Results in an Illusory Offer ($ / share) Spirit’s share price has consistently traded at a significant discount to JetBlue’s offer because the market agrees that the deal cannot be consummated 4/29/2022 5/16/2022 Hostile Tender Offer Announced

10

Let's Use Common Sense

A "Common Sense" Scenario Matrix

	The Expected Outcome	The Common Sense
A Frontier Transaction	**Strong Regulatory Case** Ultimate Outcome: **Substantial Value Creation vs. Status Quo**	✓ ***Strong Regulatory Case:*** *A Spirit / Frontier merger is* ***pro-consumer****, delivering more ultra-low fares in more places, with* ***$1B+ of annual consumer savings*** ✓ ***Substantial Value Creation:*** • *Stock merger provides Spirit shareholders* ***exposure to full pandemic recovery*** *(in early innings) and continued airline growth* • *$500MM of annual run-rate operating synergies represents potential* ***incremental value of ~$15+ per share to Spirit shareholders***[(1)]
A JetBlue Transaction	**Very Low Transaction Certainty** Ultimate Outcome: **Value Destruction vs. Status Quo**	× ***Very Low Certainty:*** *JetBlue is already in litigation with DOJ over the NEA and, at its core, a JetBlue transaction would substantially raise fares for consumers –* ***how could that be approved?*** × ***Value Destruction:*** *RTF of $1.83 per share does not come anywhere close to protecting Spirit shareholders from the* ***business disruption of a botched M&A transaction****: average market underperformance of (25%) experienced by targets of failed mergers*[(2)]

Source: Capital IQ.

1. Illustrative value per share based on Spirit shareholder's 48.5% share of illustrative market value of run-rate operating synergies of $500MM, calculated at 10x P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM, divided by current fully diluted shares outstanding.
2. Based on U.S. public transactions announced since 2016 that were withdrawn after >1 year due to lack of regulatory approvals. Target share price performance measured from unaffected date to one day following transaction withdrawn date, measured relative to performance of S&P 500 over same time period.

JetBlue's Unrealistic Regulatory Analysis Results in an Illusory Offer

JetBlue’s Misleading Math

Opportunistic Cash Offer Near Spirit’s All Time Low 11 Source: FactSet. 1. Market Data as of May 20, 2022. Spirit Share Price Over Last 10 Years(1) $0 $20 $40 $60 $80 $100 May-12 May-13 May-14 May-15 May-16 May-17 May-18 May-19 May-20 May-21 May-22 JetBlue’s Illusory Offer: $30  Spirit’s stock hasn’t traded below JetBlue’s offer at any point during the five years preceding COVID  JetBlue’s offer is even below Spirit’s high trading price during the depths of COVID  JetBlue’s offer caps value for Spirit shareholders at $30 / share for up to 18 to 24 months (until closing), removing upside from post-COVID rebound and Frontier merger JetBlue’s Misleading Math ($ / share)

12

The Airline Industry Recovery Is Taking Off: A Cash Sale Precludes You from Riding the Upside

Airline Stocks Remain Well Below Pre-Pandemic Levels…

(JETS Index)



Airline Stocks Have 68% Upside to Pre-Pandemic Levels
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22

…With Earnings Recovery in Early Innings

(Airline Industry Net Income / 2019A Net Income [1][2])



100%
We are here…
107%
83%
19%
(106%)
…recovery to pre-pandemic levels continues here…
…and expect to exceed pre-pandemic levels here
2019A
2021A
2022E
2023E
2024E

Source: Capital IQ, Company Filings.

1. Market data as of May 20, 2022. Airline industry net income estimated based on AAL, ALGT, ALK, DAL, JBLU, LUV, SAVE, UAL, ULCC net income.
2. Historical non-GAAP net income as reported in Company Filings. Forecasted net income based on Wall Street estimates.

JetBlue's Misleading Math

$349 ($191) $198 $413 2019A 2023E 2024E In Fact, Airline Industry Recovery Would Deliver Shareholder Value Far in Excess of JetBlue Offer… 13 Source: Capital IQ, Company Filings. 1. Market data as of May 20, 2022. Net income based on Wall Street estimates. 2. Illustrative share price calculated as each respective P/E ratio multiplied by 2024E Spirit net income based on Wall Street estimates, divided by current fully diluted shares outstanding. Not intended as a prediction of future trading prices. Spirit Street Consensus Net Income(1) Illustrative Spirit Stock Price from Pandemic Recovery(2) 2022E ($MM) P/E Multiple Implied Standalone Stock Price 10x (Current 2023E P/E: 10.5x) 11x (2017 – ‘19A Average NTM P/E) 12x (2012 – ’19A Average NTM P/E) $37 $40 $44 JetBlue’s Misleading Math

14

...With Synergies from Frontier Merger Creating Even More Potential Upside for Spirit Shareholders


Spirit Standalone(1)(2)
Pro Forma for Frontier Merger (1)(3)
+22%
+35%
+47%
+68%
+86%
+103%
$37
$40
$44
$50
$56
$61
$30
JetBlue's Illusory Offer
2024E P/E
10x
11x
12x
10x
11x
12x

Based on third party earnings estimates (which are consistent for the broader airline industry), the value upside from a pandemic recovery alone exceeds a cash offer that, even if it could close, would take up to 2 years to deliver cash proceeds to shareholders: Don't miss out on the recovery!

Source: Capital IQ, Company Filings.

1. Market data as of May 20, 2022.
2. Illustrative share price calculated as each respective P/E ratio multiplied by 2024E Spirit net income based on estimates, divided by current fully diluted shares outstanding. Not intended as a prediction of future trading prices.
3. Illustrative value per share based on Spirit shareholder's 48.5% share of pro forma 2024E Spirit and Frontier net income of $826MM based on Wall Street estimates, divided by current fully diluted shares outstanding, plus cash consideration of $2.13. Includes illustrative market value of run-rate operating synergies of $500MM, calculated at each P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM. Not intended as a prediction of future trading prices.

JetBlue's Misleading Math

What Is JetBlue’s Real Motivation?

15

We Believe JetBlue's Real Motivation Is to Break Up The Spirit / Frontier Merger

JetBlue vs. Spirit / Frontier[1]

Spirit / Frontier Merger Creates National ULCC with Greater Reach than JetBlue...

...And a Much Lower Cost Base to Undercut JetBlue on Prices...JetBlue Loses but Consumers Win!


Destinations Served
107
85
145+
jetBlue
Passengers (MM)
30.1
30.8
51.5
jetBlue
CASM Ex-Fuel
10.1¢
7.0¢
6.7¢
jetBlue

JetBlue Seems Afraid to Compete with a Combined ULCC...and We Understand Why

- True national ULCC with an expansive network
- Unit costs are ~32% below JetBlue's unit costs before cost savings[1][2]
- JetBlue's high fares already repel many customers leading to its weak financial performance relative to ULCCs (or any other airline), but at least it has a scale advantage…
- …With that scale advantage gone, JetBlue may be understandably afraid of becoming irrelevant
- JetBlue still wins if the Spirit / Frontier merger does not happen, but Spirit shareholders and the American public lose BIG TIME

With fares >3x higher than Spirit and Frontier, JetBlue appears to be worried about competing against a combined ULCC that has greater reach and a larger network than JetBlue!

1. Based on FY2021 or as of December 31, 2021.
2. Based on average of Spirit and Frontier 2021 CASM Ex-Fuel vs. JetBlue 2021 CASM Ex-Fuel.

What Is JetBlue's Real Motivation?

16

JetBlue Has Publicly Admitted Its Concerns About Competing with a Combined Spirit / Frontier

Excerpt From Page 21 of JetBlue's 2021 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-49728

jetBlue

"...in February 2022, Frontier Airlines and Spirit Airlines announced an intention to merge. If the proposed merger meets regulatory and stockholder approval, the combined airline is expected to **be a larger competitor to JetBlue, which may affect our competitiveness."**

JetBlue added a risk factor about the Spirit / Frontier combination to its 2021 10-K, thereby confirming the combination can impact their competitiveness given the potential fare reductions

Source: JetBlue 2021 10-K.

What Is JetBlue's Real Motivation?

Tender Offer is a Highly Conditional Distraction 17 × Regulatory Condition: Tender offer would need to be extended to remain open until regulatory approval is obtained, which is highly unlikely • JetBlue itself said it expects the DOJ will sue to block its acquisition of Spirit, which will likely take 18 – 24 months to resolve × No Market Decline Condition: JetBlue can walk away from its offer if there is any decline in either the Dow Jones, the S&P 500 or the NASDAQ-100 in excess of 10%, measured from close of business on May 13, 2022 • Since JetBlue first submitted its proposal to acquire Spirit on March 29, 2022, the Dow Jones is down 11.4%, the S&P 500 is down 15.8% and the NASDAQ-100 is down 22.3%(1) Source: Capital IQ, Company Filings. 1. Market data as of May 20, 2022. × × What Is JetBlue’s Real Motivation? What stops JetBlue from walking away once it achieves its objective of disrupting Spirit’s merger with Frontier?

JetBlue’s Shareholders Are Saying “STOP!”

18 Source: Company filings, DOT, Earnings Transcripts, FactSet (Market data as of May 20, 2022). 1. ULCCs is an average of Allegiant, Frontier, Spirit and Sun Country; Big Four is an average of American, Delta, United and Southwest. 2. ULCCs is an average of Allegiant, Frontier and Spirit; Big Four is an average of American, Delta, United and Southwest. Investors Want JetBlue to Get Its Own House in Order... Q1 2022 EBITDAR Margin(1) 6% (3%) (11%) ULCCs Big Four JetBlue Q1 2022 Completion Factor(2) 96% 95% 94% Big Four ULCCs JetBlue JetBlue’s Q1 2022 Earnings Call Highlights “...operational setback here in April that has significantly impacted our second quarter outlook…” “...90% completion factor, 9 points lower than our historical average.” – Robin Hayes, CEO “Many investors [believed] the implied growth acceleration you were guiding to felt ambitious, aggressive last quarter.” “...what specifically broke down here in just three months’ time...?” – Broker A “...it's worth noting there’s precedent for senior leaders being let go when operations have suffered." “How would you characterize your recent conversations with the board?... how much [time] has been split between discussing the merger and discussing the operational challenges?” – Broker B JetBlue’s financial and operational performance are in disarray, and its stock is down 31% (worst in airline industry) since its offer was made public, resulting in brokers calling into question their ability to run the company JetBlue’s Shareholders Are Saying “STOP!” (% Margin) (% Completion Factor)

(1.2) 0.1 (0.2) 0.1 (25.0%) 2.6% (6.1%) 3.3% …And Clearly Don’t See Value in a Deal 19 Source: Capital IQ. 1. JETS is the U.S. Global Jets ETF. $1.5B of JetBlue Value Destruction Since Initial Offer for Spirit Made Public JetBlue Share Price Performance (%)(1) JetBlue Market Capitalization ($B) Spirit Rejects JetBlue Proposal Spirit Rejects JetBlue Proposal Since Offer Made Public JETS (1.2%) JetBlue has continued to pursue a strategy to disrupt to the Spirit / Frontier combination despite clear skepticism and concern from JetBlue shareholders April 4 – 29th May 2nd May 16th Hostile Tender Offer AnnouncedHostile Tender Offer Announced $1.5B of JetBlue shareholder value evaporated since April 4th JetBlue’s Shareholders Are Saying “STOP!” May 19th Spirit Board Recommends Shareholders Reject JetBlue Tender JETS (0.2%) April 4 – 29th May 2nd May 16th May 19th Spirit Board Recommends Shareholders Reject JetBlue Tender 30.6% total share price decline since April 4th Since Offer Made Public

Summary of JetBlue’s Propaganda

20 Summary of JetBlue’s Propaganda JetBlue Continues to Spread Misinformation 1. Precedent transaction premiums are based on unaffected stock prices, Spirit / Frontier transaction’s unaffected date is February 4, 2022. 2. Includes precedent cash consideration transactions in the LCC sector: WestJet / Onex, Virgin America / Alaska, and Midwest Air / TPG & Northwest. 3. Based on median one-day premiums for U.S. M&A transactions in all sectors over $500MM in size announced in 2007 – 2021 with pro forma target ownership of 35 – 65%. JetBlue’s Claim The Fiction The Fact • Spirit Board’s rejection of JetBlue’s proposal followed a careful, thorough review as described in our proxy statement • JetBlue’s own background section of its Tender Offer describes several weeks of engagement • In a two-hour call with JetBlue CEO, CFO and other members of management team, Spirit answered all their due diligence questions, and JetBlue thanked our team for their openness and transparency “Spirit Board refused to engage on proposal”! • JetBlue does not account for any industry recovery, assumes all airline stocks will continue to trade at today’s level • Ignores the value of the 48.5% share of synergies created in a merger with Frontier that Spirit shareholders receive • JetBlue does not account for the value destruction incurred by Spirit from up to 2 years of fighting the DOJ “Cash offer is more value in any scenario”! • Spirit has had strategic discussions with other airlines over the years as outlined in our proxy statement • Spirit has specifically spoken to JetBlue over the years and JetBlue never indicated any interest in a combination • Robin Hayes and Ted Christie know each other well. Current JetBlue Board member Ben Baldanza is the former CEO of Spirit and could have initiated engagement with Spirit at any time • JetBlue CEO, Robin Hayes: “Once the Spirit and Frontier deal was announced it created a window of opportunity that if you don’t act in it, it’s gone. So yes, it was something that the timing was definitely driven by the announcement” “Spirit agreed to Frontier deal without considering alternatives”! “Average airline transaction premium is 86%” • JetBlue and its advisors have erroneously conflated the Frontier stock merger with an all-cash acquisition – don’t be fooled by their phony statistics • JetBlue's cash acquisition offer is a 38% premium to Spirit’s unaffected price on February 4th, a material discount to precedent median cash acquisition premiums of 86% in cash LCC transactions(1)(2)! • On the contrary, Frontier stock merger premium of 19% exceeds precedent median stock merger premiums of 12%(3), which are customarily lower than cash acquisition premiums due to target and acquirer sharing in the future upside • In the Frontier merger, not only is Spirit receiving a relatively high upfront premium compared to merger precedents, but Spirit shareholders also benefit from substantial potential upside from future growth and synergies !              

21

JetBlue Continues to Spread Misinformation

The Fiction	The Fact
"Spirit Board members are conflicted"	✓ On Spirit's Board, **7 out of 8 members are independent** ✓ Bill Franke has not been involved with Spirit since he resigned from the Board and sold his last shares of Spirit over 9 years ago ✓ Board has been advised by top-tier legal, economic and financial advisors, and thoroughly evaluated the proposals
"Spirit's Chairman didn't return our call"	✓ When JetBlue's Chairman called, **our Chairman was contractually prohibited from speaking to would-be suitors until the Spirit Board acted** according to the customary non-solicitation provision in the Frontier merger agreement
"Frontier has similar regulatory risk"	✓ JetBlue is a **high-fare airline acquiring a low-fare airline and vowing to reduce capacity and increase prices to consumers** ✓ Frontier is a merger of two ULCCs producing $1B of annual consumer benefit and $500MM in annual operating synergies derived from more flying on existing assets ✓ **Doesn't take an antitrust attorney to see that JetBlue is a much tougher story to sell!**
"Spirit's standalone projections are unreasonably optimistic"	✓ As the leading ULCC serving price-sensitive leisure customers, **Spirit is seeing a historically strong demand environment** ✓ Spirit's ultra-low-cost structure and fuel-efficient fleet makes us a **relative winner in a higher fuel environment**; we believe that the Street will catch-up to our long-term targets as we continue to outperform quarter over quarter

Summary of JetBlue's Propaganda

Spirit Undertook a Rigorous Review of JetBlue Offer 22 • Spirit, its Board, and its advisors undertook a thorough, comprehensive review to evaluate JetBlue’s proposal throughout April, including the likelihood of its obtaining regulatory clearance • Spirit’s Board spent the first week following receipt of JetBlue’s proposal analyzing the proposal – the Board initially determined that it COULD potentially lead to a superior proposal, and authorized Spirit’s management to engage in conversations with JetBlue • Spirit’s antitrust counsel retained prominent economic consultants as well as an experienced aviation economist to provide input and analysis on the veracity of JetBlue’s claims • Extensive dialogue between antitrust counsels to Spirit and JetBlue over a four-week period; seven calls and video conferences and a comprehensive review of the data provided by JetBlue’s regulatory counsel and economic consultant • At the conclusion of Spirit’s analysis of JetBlue’s claims, Spirit’s Board determined that JetBlue’s original proposal represented an unsatisfactorily high degree of completion risk with inadequate protections for Spirit shareholders • In order to address the Spirit Board’s concerns, on April 25 Spirit responded to JetBlue with a proposal including strengthened regulatory provisions designed to reduce completion risk along with a substantial reverse termination fee intended to protect Spirit shareholders and partially compensate Spirit if the transaction failed to win antitrust clearance • JetBlue responded on April 29, rejecting Spirit’s proposal and failing to address Spirit’s concerns, including an unwillingness to commit to terminate the NEA, so Spirit’s Board determined JetBlue’s proposal is not reasonably capable of being consummated and therefore does not constitute a Superior Proposal Rigorous process undertaken to assess completion risk, which JetBlue failed to adequately address Summary of JetBlue’s Propaganda

23

JetBlue Was Provided Access, Data and Information

JetBlue's claims that Spirit's Board refused to engage are not supported by facts….read the proxy for yourself!

7 Meetings & Hundreds of Hours

- Following signing of the NDA with JetBlue on April 8, Spirit's outside antitrust counsel, Paul Weiss, immediately engaged with JetBlue's antitrust counsel and conducted extensive analysis of JetBlue's proposal
- Spirit's economic consultants have spent literally hundreds of hours assessing the regulatory risk of an acquisition of Spirit by JetBlue, including assessing the validity and merits of JetBlue's own analysis

Constructive VDR Access

- Spirit promptly opened a virtual data room to JetBlue, which was substantively consistent with information shared with Frontier and included a detailed 5-year plan
- As any reasonable and responsible person would do, in the interest of protecting Spirit's business in the event a JetBlue transaction did not proceed, certain commercially sensitive "clean room" information was withheld until JetBlue could establish a clear path forward to obtain regulatory approval, which it has clearly failed to do

2-Hour Diligence Call

- On April 19, Spirit's management team conducted a 2-hour due diligence call with JetBlue's management team on a range of high priority due diligence topics, including financial model projections, fleet financing, labor, Spirit's new HQ, and other material contract details

Inappropriate Requests

- JetBlue requested highly competitive, sensitive items including route-level forecast of passenger and other revenue through 2025
- Spirit's management declined to provide such information, consistent with the information provided to Frontier
- Material information on Spirit is of course publicly available; JetBlue – like any U.S. airline – also has easy access to airline subscription data services that would allow them to evaluate Spirit's route level economics

Spirit and its advisors engaged consistently and constructively with JetBlue since their March 29th proposal

Summary of JetBlue's Propaganda

Spirit’s Board Recommendations

Spirit’s Board Recommendations for Spirit Shareholders 24  Vote “FOR” the Frontier Merger Agreement REJECT the JetBlue Tender Offer and DO NOT tender any shares of Spirit to the Offer Spirit’s Board Recommendations

An Important Reminder 25 Spirit’s Board Recommendations REMEMBER: A vote “no” for Frontier does NOT equal a vote “yes” for JetBlue  A vote “no” on the Frontier merger is NOT a vote for a JetBlue transaction – Spirit does not have an agreement with JetBlue  The current JetBlue tender offer may not be better than Spirit’s “status quo”  Subjects Spirit to significant business risk for up to two years with very low transaction certainty  Caps Spirit shareholders’ upside, preventing them from participating in the pandemic recovery and future growth  Substantially higher employee departure risk than the Frontier merger  Restrictive operational covenants in any sale agreement with JetBlue  A low RTF to compensate for all these issues for a transaction that is unlikely to be approved  We believe the Frontier merger is far superior for Spirit shareholders than the status quo and urge all Spirit shareholders to VOTE YES

Frontier + Spirit = A Winning Formula

   26 Definitive agreement to combine with Frontier Group Holdings, creating America’s most competitive ultra-low fare airline • Spirit equity holders to receive 1.9126 shares of Frontier plus $2.13 in cash for each Spirit share they own • Spirit equity holders will own ~48.5% upon closing • Transaction terms implied a 26% upfront premium based on 30-trading day VWAPs of Frontier and Spirit as of February 4th, 2022 • 12 Member Board (including CEO), 7 named by Frontier and 5 named by Spirit Transaction with Frontier is expected to deliver significant benefits and value creation for Spirit shareholders • Combines two highly complementary businesses to create the lowest cost U.S. airline • Annual run-rate operating synergies of $500MM • Stock consideration allows Spirit shareholders to participate in upside from a full pandemic recovery and growth from 350 new aircraft Transaction followed ongoing review of Spirit’s strategic plan by Spirit Board and its senior management • Spirit’s Board and management regularly reviewed and assessed Spirit’s strategic alternatives with a goal of maximizing shareholder value • Included discussions with other third parties from time to time regarding potential strategic transactions Frontier Transaction Is a Winning Combination for Spirit Shareholders Frontier + Spirit = A Winning Formula

Everyone Wins With Even More Ultra-Low Fares 27 1. Gallons of fuel saved vs. 2021 average fuel efficiency of the four largest U.S. airlines. CONSUMERS $1B in Annual Consumer Savings TEAM MEMBERS 10,000 New Direct Jobs by 2026 SHAREHOLDERS $500MM in Expected Synergies SUSTAINABILITY 285MM+ Gallons of Fuel Saved per Year(1) + Frontier + Spirit = A Winning Formula

28

Consumers and Shareholders Win With Significant Expected Benefits

Expected annual consumer savings[1] of $1 billion gained from new route entry

- Driven by schedule efficiencies, improved fleet utilization and block time optimization

$1B
Annual Consumer Savings

Expected annual run-rate operating synergies of $500 million[2]

- Primarily driven by scale efficiencies and procurement savings across the enterprise
- Not driven by price increases to consumers

$500MM
Run-Rate Operating Synergies

1. There are two categories: 1. New route entry resulting from schedule efficiencies, improved fleet utilization and block time optimization, as well as freeing up a portion of the combined operational spares (11 aircraft that would result in 46 new markets). 2. "But for" new routes. The proposed transaction and improved brand strength of a more national ULCC would allow entry in Legacy dominated markets that, but for the combination, neither carrier would likely enter (32 new markets). These markets are hub-to-hub markets (though not necessarily same carrier hub-to-same carrier hub markets).
2. One-time costs to achieve of ~$400 million.

Frontier + Spirit =
A Winning Formula

29

Shareholders Win With Significant Value Creation


48.5% of
Frontier + Spirit
Combination
Cash
Consideration
to Spirit(1)
48.5% of
$3.85+ Billion
Synergy
Value(2)
Participation in
Industry Recovery
to Pre-Pandemic
Performance
Participation in
the Growth from
350 New Aircraft

The significant potential upside to current share price is further enhanced by a Frontier transaction


Illustrative Spirit Value per Share,
Pro Forma for Frontier Merger(3)(4)
$50
$56
$61
2024E P/E
10x
11x
12x

Source: Capital IQ, Company Filings, Broker Reports, Synergies Estimates.

1. Cash consideration of $2.13 per share.
2. Represents Spirit shareholder's 48.5% share of illustrative market value of run-rate operating synergies of $500MM, calculated at 11x P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM.
3. Market data as of May 20, 2022.
4. Illustrative value per share based on Spirit shareholder's 48.5% share of pro forma 2024E Spirit and Frontier net income of $826MM based on Wall Street estimates, divided by current fully diluted shares outstanding, plus cash consideration of $2.13. Includes illustrative market value of run-rate operating synergies of $500MM, calculated at each P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM. Not intended as a prediction of future trading prices.

Frontier + Spirit =
A Winning Formula

Anchorage More Ultra-Low Fares for More People in More Places 30 Source: Cirium. Route map represents flights flown to / from during 2021. Note: Destinations and nonstop routes represent combined company for 2021. Daily flights represents combined company for Q4 2021. 145+ destinations 650+ nonstop routes 1,000+ daily flights  Combines highly complementary networks  Increases access to ultra-low fares by enabling new routes across the United States, Latin America and the Caribbean  Fuels small business growth with more frequent ultra-low fare flights  Deepens service to underserved small and mid-sized cities  Creates ability to succeed in cities previously exited (such as Jackson, MS; Washington-Dulles, VA; Birmingham, AL) and opportunities to add additional small cities (such as Eugene, OR; Ithaca, NY; Worcester, MA) Both Frontier & Spirit Spirit Only Frontier Only Frontier + Spirit = A Winning Formula

31

More Effective Ultra-Low Fare Competitor Against the Big Four and JetBlue


2021 Available Seat Miles
Total Passenger Revenue per Passenger, 2019
$195
$211
$244
$128
$108
$182
$173
$109
$107
$112
The Big Four airlines are on average 80%+ more expensive per passenger relative to the combined company
With an **ultra-low base fare of only $54**, customers of the combined company pay only for the services they value, further increasing choice and savings
American
Delta
United
Southwest
JetBlue
Alaska
Allegiant

Source: Company filings.

Frontier + Spirit = A Winning Formula

283 321 365 406 440 493 2021 2022 2023 2024 2025 2026 Everyone Wins With Over 350 Aircraft on Order to Deliver More Ultra-Low Fares 32 Total combined fleet to increase by ~75% by 2026 Stimulating demand with ultra-low fares for more people in more cities and providing a more effective ultra-low fare competitor, especially against the Big Four airlines Combined Fleet Plan — Aircraft at End of Period Frontier + Spirit = A Winning Formula

Frontier + Spirit = A Winning Formula 33 Frontier + Spirit = A Winning Formula • Delivers $1 billion in annual consumer savings • Expands access to more ultra-low fares for more people in more places • Creates a more effective ultra-low fare competitor, especially against the Big Four and JetBlue • Provides nationwide access to sustainable, affordable travel Consumers & Communities • Received support from flight attendants’ labor union • Improves career opportunities and stability • Fuels addition of 10,000 direct jobs by 2026 • Supports thousands of additional new jobs at business partners Team Members • Combines two highly complementary businesses to create the lowest cost U.S. airline • Unlocks $500 million in annual run-rate operating synergies • Opportunity for Spirit shareholders to participate in full pandemic recovery, upside from synergies and growth from 350 new aircraft Shareholders